Future Cardia, Inc.



ANNUAL REPORT

910 Woodbridge Court

Safety Harbor, FL 34695

(727) 470-3466

https://www.futurecardia.com/

This Annual Report is dated April 18, 2025.

BUSINESS

Company Overview

Future Cardia is transforming the field of cardiac healthcare with its innovative implantable cardiac monitoring device designed to aid patients suffering from chronic heart failure. This device targets the $40 billion annual healthcare expenditure associated with heart failure hospitalizations, providing a proactive solution to detect and manage deteriorations in cardiac function. With a mission to enhance patient outcomes through continuous, real-time monitoring, Future Cardia's cutting-edge technology empowers healthcare providers to make earlier and more informed interventions.

Business Model

Future Cardia operates at the intersection of medical technology and preventative healthcare. Its revenue model combines device sales to healthcare providers and potential recurring subscription fees for access to its analytics platform. By integrating advanced monitoring technology with robust data analytics, the company delivers actionable insights to physicians and creates value through improved patient management and reduced hospitalization costs.

Intellectual Property

Future Cardia leverages its proprietary technology in implantable monitoring, combining electrocardiogram (ECG) and phonocardiogram (heart sound) data to deliver unparalleled insights into heart failure progression. This dual-diagnostic capability sets its device apart, with patents pending to protect its unique combination of monitoring features and analytics-driven solutions. The intellectual property strategy ensures Future Cardia's innovations remain exclusive and competitive within the cardiac monitoring market.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $675,000.00

Use of proceeds: General operations

Date: May 31, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $6,334,715.00

Number of Securities Sold: 3,126,224

Use of proceeds: Research and development, administrative and corporate expenses, and FDA clearance and patent protection.

Date: June 30, 2022

Offering exemption relied upon: Regulation A+

Type of security sold: Convertible Note

Final amount sold: $90,000.00

Use of proceeds: General operations

Date: June 30, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $86,000.00

Use of proceeds: General operations

Date: June 30, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: General operations

Date: February 29, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $10,000.00

Use of proceeds: General Operations

Date: December 29, 2023

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: General operations

Date: May 03, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $15,000.00

Use of proceeds: General operations

Date: May 02, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: General operations

Date: August 02, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,507,721.40

Number of Securities Sold: 613,748

Use of proceeds: General operations

Date: June 11, 2024

Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note

Final amount sold: $200,000.00

Use of proceeds: General operations

Date: January 28, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: General operations

Date: February 10, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $30,000.00

Use of proceeds: General operations

Date: August 12, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $10,000.00

Use of proceeds: General operations

Date: October 03, 2024

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: General operations

Date: October 04, 2024

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $52,734.20

Number of Securities Sold: 17,876

Use of proceeds: General operations

Date: June 11, 2024

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,751,155.00

Number of Securities Sold: 589,292

Use of proceeds: General Operations

Date: December 19, 2024

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was 0 compared to 0 in fiscal year 2023.

Due to the Research and Develpment nature of the business operation. As a FDA regulated product, we have first obtain FDA clearance, which is planned for 2025.

Cost of Sales

Cost of Sales for fiscal year 2024 was $0 compared to $0 in fiscal year 2023.

Due to the Research and Develpment nature of the business operation.

Gross Margins

Gross margins for fiscal year 2024 were $0. compared to $0 in fiscal year 2023.

Due to the Research and Develpment nature of the business operation.

Expenses

Expenses for fiscal year 2024 were $4,710,931 compared to $3,574,420 in fiscal year 2023.

Our expenses for 2024 and 2023 were similar as we focused on manufacturing and human implant operation.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in the research and development, stage and pre-revenue.

We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are finalizing humantesting and will submit our findings to the FDA in 2025 for the purpose of UScommercialization.

Past cash was primarily generated through equity investments. Our goal is to finalize human testing and will submit our findings to the FDA in 2025 for the purpose of US commercialization.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $919,993.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Creditor: Convertible Note

Amount Owed: $86,000.00

Interest Rate: 6.0%

Maturity Date: June 30, 2026

Creditor: Convertible Note

Amount Owed: $90,000.00

Interest Rate: 6.0%

Maturity Date: June 30, 2026

Creditor: Convertible Note

Amount Owed: $100,000.00

Interest Rate: 6.0%

Maturity Date: August 02, 2026

Creditor: Convertible Note

Amount Owed: $10,000.00

Interest Rate: 6.0%

Maturity Date: December 29, 2025

Creditor: Convertible Note

Amount Owed: $100,000.00

Interest Rate: 6.0%

Maturity Date: February 28, 2026

Creditor: Convertible Note

Amount Owed: $15,000.00

Interest Rate: 6.0%

Maturity Date: May 02, 2026

Creditor: Convertible Note

Amount Owed: $100,000.00

Interest Rate: 6.0%

Maturity Date: May 03, 2026

Creditor: Convertible Note

Amount Owed: $30,000.00

Interest Rate: 6.0%

Maturity Date: August 12, 2026

Creditor: Convertible Note

Amount Owed: $100,000.00

Interest Rate: 6.0%

Maturity Date: October 03, 2026

Creditor: Convertible Note

Amount Owed: $10,000.00

Interest Rate: 6.0%

Maturity Date: October 03, 2026

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jaeson Bang

Jaeson Bang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Treasurer, Secretary, President, Director

Dates of Service: May, 2019 - Present

Responsibilities: As the CEO and Future Cardia, Jae's role is to raise funds via Equity Crowdfunding and from other angels, as well as running the day to day operation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Jaeson Bang

Amount and nature of Beneficial ownership: 8,500,000

Percent of class: 54.4

RELATED PARTY TRANSACTIONS

Name of Entity: Felipe Sixto

Relationship to Company: Previous Director

Nature / amount of interest in the transaction: See detailed description below.

Material Terms: Felipe Sixto served as a director on our board from June 2024 to December 2024. Before Mr. Sixto became our director on June 20, 2024, Mr. Sixto had made multiple investments in us through Sixto Global Oracle Health Series, LLC ("Sixto Global"), or its affiliate, via convertible notes. On June 20, 2022, pursuant to the automatic conversion clause therein, convertible notes in the aggregate principal amount of $1,355,000 issued to Sixto Global were converted into 870,121 shares of Common Stock of the Company, at a conversion price of $1.60 per share, upon the completion of our previous Regulation A offering on June 20, 2022 where we sold more than $5 million of Common Stock. Thereafter, Sixto Global and its affiliate have purchased additional convertible notes from us. As of December 12, 2024, Sixto Global and its affiliate hold outstanding convertible notes of the Company in the aggregate principal amount of $190,000. Additionally, we launched a new offering under the Regulation CF on June 20, 2024, pursuant to which we are offering a minimum of 16,950 shares of Common Stock for the target offering amount of $50,000, up to a maximum offering amount of $2,500,000. Wefunder Portal LLC is acting as the offering's intermediary, and Future Cardia I, a series of Wefunder SPV, LLC and Future Cardia I EB, a series of Wefunder SPV, LLC are acting as co-issuers. Sixto Global's affiliate, Sixto Global Capital, LLC, is the lead investor in this Regulation CF offering where Sixto Global Capital, LLC has invested $75,000 as of December 12, 2024.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, Convertible Note, Convertible Note, Convertible Note, Convertible Note, SAFE, Convertible Note, Convertible Note, Convertible Note, Convertible Note, Convertible Note, SAFE, and Crowd Notes. As part of the Regulation Crowdfunding raise, the Company will be offering up to 580,374 of Common Stock.

Common Stock

The amount of security authorized is 200,000,000 with a total of 15,633,147 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The number of shares of Common Stock outstanding excludes:

1. 1,155,000 shares of Common Stock issuable upon the exercise of options issued under our 2020 Equity Incentive Plan, or the 2020 Plan;

2. 1,500,000 shares of Common Stock that are reserved for issuance under the 2020 Plan, which is inclusive of the 1,155,000 shares of Common Stock issuable upon the exercise of the options referred to above that will be issued under the Plan;

3. 70,000 shares of Common Stock issuable upon the exercise of out of plan options;

4. shares of Common Stock issuable upon the conversion of convertible notes in the aggregate principal amount of $641,000; and

5. shares of Common Stock issuable upon the conversion of SAFEs and Crowd Notes in the aggregate purchase price of $417,500.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $10,000.00

Maturity Date: December 29, 2025

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00

Maturity Date: February 28, 2026

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $15,000.00

Maturity Date: May 02, 2026

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00

Maturity Date: May 03, 2026

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $120,000.00

Interest Rate: 0.0%

Discount Rate: %

Valuation Cap: $1,666,666.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $30,000.00

Maturity Date: August 12, 2026

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $10,000.00

Maturity Date: October 03, 2026

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00

Maturity Date: October 04, 2026

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00

Maturity Date: August 02, 2024

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $176,000.00

Maturity Date: June 30, 2024

Interest Rate: 6.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $28,500.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with SAFE.

Crowd Notes

The security will convert into Preferred stock and the terms of the Crowd Notes are outlined below:

Amount outstanding: $269,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $5,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Crowd Notes.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our device. Delays or cost overruns in the development of our device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Future Cardia was formed on June 3, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Future Cardia has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 18, 2025.

Future Cardia, Inc.

By   /s/ *Jaeson Bang*

Name: <u>Future Cardia, Inc.</u>

Title: CEO, Treasurer, Secretary, President, Director

Exhibit A

FINANCIAL STATEMENTS

Future Cardia Inc.
(a Nevada Corporation)

Audited Financial Statements

As of the years ended December 31, 2024 and December 31, 2023

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Future Cardia, Inc.

Table of Contents











Alice CPA

Independent Auditor's Report

February 18, 2025
To: Board of Directors of Future Cardia Inc.
Attn: Jaeson Bang, CFO
Re: 2024-2023 Financial Statement Audit – Future Cardia Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Future Cardia Inc., which comprise the balance sheets as of December 31, 2024 and December 31, 2023, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Future Cardia Inc. as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Future Cardia Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP. This responsibility includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate the Company's ability to continue as a going concern and to disclose, as applicable, matters related to going concern. Management's evaluation is based on a period of at least 12 months from the date the financial statements are issued, as set forth by Accounting Standards Codification (ASC) Topic 205-40 under U.S. GAAP.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Future Cardia Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Future Cardia Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
February 18, 2025



Future Cardia, Inc
BALANCE SHEETS
December 31, 2024 and 2023
(Audited)

	2024	2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 919,993	$ 2,157,697
Convertible note investment receivable	50,000	-
Due from related party	1,766	
Prepaid expenses	372	3,364
Total Current Assets	972,131	2,161,061
Property and Equipment		
Computers and equipment	22,206	22,031
Accumulated Depreciation	(6,819)	(3,672)
Net Property and Equipment	15,387	18,359
Other Assets		
Intangibles, net	43,596	17,611
Total Other Assets	43,596	17,611
Total Assets	$ 1,031,114	$ 2,197,031

The accompanying footnotes are an integral part of these financial statements.

(continued on next page)

Future Cardia, Inc
BALANCE SHEETS (CONTINUED)
December 31, 2024 and 2023
(Audited)

	2024	2023
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 544,904	$ 90,346
Accrued expenses	20,154	24,676
Accrued interest	49,307	25,462
Convertible notes payable, short-term	286,000	276,000
Total Current Liabilities	900,365	416,484
Long-Term Liabilities		
Convertible notes payable, long-term	355,000	10,000
SAFE Agreements	412,106	412,106
Total Long-Term Liabilities	767,106	422,106
Total Liabilities	1,667,471	838,590
Stockholders' Equity		
Preferred Stock, $0.00001 par value; 50,000,000 shares authorized;		
0 shares issued and outstanding	-	-
Common Stock, $0.00001 par value; 200,000,000 authorized;		
13,638,659 shares issued and outstanding	156	136
Additional Paid in Capital	13,578,036	10,905,996
Retained Earnings/ (Accumulated Deficit)	(14,214,549)	(9,547,691)
Total Stockholders' Equity	(636,357)	1,358,441
Total Liabilities and Stockholders' Equity	$ 1,031,114	$ 2,197,031

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Revenues	$ -	$ -
Operating Expenses		
Advertising and marketing	30,059	22,526
General and administrative	150,268	140,673
Salaries and wages	263,721	263,383
Research and development	2,459,097	2,771,836
Professional services	1,595,449	96,377
Stock-based compensation	209,190	276,479
Depreciation and amortization	3,147	3,147
Total Operating Expenses	4,710,931	3,574,420
Other Income		
Dividend income	68,073	-
Interest expense	(24,000)	(17,518)
Interest income	-	89,116
Total Other income (expense)	44,073	71,598
Net Loss	$ (4,666,858)	$ (3,502,822)

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Audited)

	Common Stock		Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)			
Balance as of December 31, 2022	13,638,659	$ 136	$ 9,002,522	$ (6,044,869)	$ 2,957,789
Ongoing stock sale receipts	-	$ -	$ 1,626,995	$ -	$ 1,626,995
Vesting of stock options	-	$ -	$ 276,479	$ -	$ 276,479
Net loss	-	$ -	$ -	$ (3,502,822)	$ (3,502,822)
Balance as of December 31, 2023	13,638,659	$ 136	$ 10,905,996	$ (9,547,691)	$ 1,358,441
Issuance of common stock	1,994,488	$ 20	$ 2,462,850	$ -	$ 2,462,870
Vesting of stock options	-	$ -	$ 209,190	$ -	$ 209,190
Net loss	-	$ -	$ -	$ (4,666,858)	$ (4,666,858)
Balance as of December 31, 2024	15,633,147	$ 156	$ 13,578,036	$ (14,214,549)	$ (636,357)

The accompanying footnotes are an integral part of these financial statements.

Future Cardia, Inc
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Audited)

	2024	2023
Cash Flows from Operating Activities		
Net loss	$ (4,666,858)	$ (3,502,822)
Adjustments to reconcile net loss to net cash used in operations:		
Accrued interest	23,845	17,518
Depreciation and amortization	3,147	3,147
Stock-based compensation	209,190	276,479
Changes in operating assets and liabilities:		
Stock receivable	-	1,335
Due from related parties	(1,766)	-
Prepaid expenses	2,992	(1,099)
Accounts payable	454,558	17,475
Accrued expenses	(4,521)	(13,588)
Net cash used in operating activities	(3,979,413)	(3,201,555)
Cash Flows from Investing Activities		
Purchase of equipment	(175)	-
Purchase of intangibles	(25,985)	(15,480)
Net cash used in investing activities	(26,160)	(15,480)
Cash Flows from Financing Activities		
Issuance of convertible notes	305,000	10,000
Issuance of common stock	2,462,870	-
Ongoing stock sale receipts	-	1,626,995
Net cash used in financing activities	2,767,870	1,636,995
Net change in cash and cash equivalents	(1,237,704)	(1,580,039)
Cash and cash equivalents at beginning of year	2,157,697	3,737,737
Cash and cash equivalents at end of year	$ 919,993	$ 2,157,698
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Oracle Health, Inc (the "Company") was incorporated as a Delaware corporation, on May 9, 2019. The Company is a healthcare technology company that is developing a digital cardiac monitor. The Company's product will utilize certain proprietary research carried out by Jaeson Bang, its founder.

On June 3, 2022 Oracle Health, Inc of Delaware merged with Oracle Health Inc. of Nevada and operations continued under the Nevada entity.

On July 15, 2022 the Company changed its name to Future Cardia, Inc.

Throughout this report, the terms "our", "we", "us", and the "Company" refer to Future Cardia, Inc. (formerly known as Oracle Health, Inc.)

The Company is subject to risks common to early stage and rapidly growing companies, including dependence on key personnel, the need to secure additional funding to operationalize the Company's current technology, and successfully marketing its products. The Company has experienced recurring losses and has an accumulated deficit of approximately $14.2 million as of December 31, 2024. All of these factors are integral to the Company's ability to continue as a going concern.

The Company believes it has sufficient capital to continue as a going concern for the next 12 months. Additionally, Company management is in the process of raising additional funding. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through March 7, 2026, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant estimates used in the preparation of the accompanying financial statements include the estimate of valuation of stock-based compensation, and valuation allowances against net deferred tax assets.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the

United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses with balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has cash and cash equivalents as of December 31, 2024 and 2023 amounting to $919,993 and $2,157,697, respectively.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheet. The Company has prepaid expenses as of December 31, 2024 and 2023 amounting to $372 and 3,364, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the statements of operations.

Depreciation is provided using the straight-line method, based on useful lives of the equipment which is seven years.

Intangible Assets

Patents are amortized over the estimated economic useful life of 15 years. The Company's management regularly reviews the carrying value of these assets for impairment and decline in value. Management believes that no impairment exists with respect to these assets as of December 31, 2024 and 2023.

Accounts Payable

Accounts payable represent amounts due to vendors and service providers for goods and services received in the ordinary course of business. These liabilities are recorded at their invoiced amounts and are typically settled within standard payment terms. The Company evaluates accounts payable for any disputes or adjustments and records them accordingly. The Company has accounts payable amounting to $544,904 and $90,346 as of December 31, 2024, and 2023, respectively.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $20,154 and $24,676 as of December 31, 2024, and 2023, respectively.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Revenue Recognition

Revenues are recognized when control of promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of the revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company is pre-revenue and has not received consideration for any future sales.

Advertising

The Company expenses advertising costs as they are incurred. For the years ended December 31, 2024 and 2023, the Company has incurred advertising and marketing expenses amounting to $30,059 and $22,526, respectively.

Research and Development Costs

Research and development costs are expensed when incurred. For the years ended December 31, 2024 and 2023, the Company has incurred research and development cost amounting to $2,459,097 and $2,771,836, respectively.

Stock Based Compensation

The Company accounts for stock options issued to employes under ASC 718, Stock Compensation. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company recognizes stock-based compensation for all share-based payment awards made to employees based on the estimated fair values using the Black-Scholes option pricing model.

Non-employee stock-based compensation is accounted for based on the fair value of the related stock or options. The fair value of options to be granted are estimated on the date of each grant using the Black-Scholes option pricing model and amortized ratably over the option's vesting period, which approximates the service period.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 718. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credit to additional paid-in capital.

Income Taxes

The Company accounts for income taxes in accordance with authoritative guidance. A requirement of the authoritative guidance is that deferred tax assets and liabilities are recorded for temporary differences between the financial reporting and tax bases of assets and liabilities using the current enacted tax rate to be in effect when the taxes are actually paid or recovered.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are not recorded as a tax benefit or expense in the current year.

Management has analyzed all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Open tax years are those that are open for examination by taxing authorities. The Company has no tax examinations in progress.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Simple Agreement for Future Equity (SAFE)

On May 6, 2019, the Company entered into a SAFE Agreement with its CEO for proceeds of $30,000 which was outstanding and reflected as a long-term liability as of December 31, 2024 and 2023. See Note 5.

Employment Agreement

The Company entered into an employment agreement with its CEO, which includes an annual base salary of $250,000.

NOTE 4 – INTANGIBLE ASSETS

The Company has capitalized legal fees related to the application of its patent for intellectual property.

All legal fees capitalized will be amortized over the length of the patent when issued. The Company expects the patent to be issued in 2025 and amortization to commence.

Intangible assets consisted of the following as of December 31, 2024 and 2023:

	2024	2023
Patents	$ 43,596	$ 17,611
Less: accumulated amortization	(0)	(0)
Net Intangibles	$ 43,596	$ 17,611

Costs to renew or extend the term of intangible assets are capitalized as incurred and amortized over the revised useful life. Amortization expense for the years ended December 31, 2024 and 2023 was $0. Future annual amortization expense to be determined upon the patent issuance.

NOTE 5 - NOTES PAYABLE

Convertible Notes Payable

On February 21, 2020, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 5% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 12, 2020, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On November 25, 2020, the Company issued a convertible promissory note in exchange for $50,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $200,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On August 23, 2021, the Company issued a convertible promissory note in exchange for $530,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On January 28, 2022 the Company issued convertible promissory notes in exchange for $350,000. The convertible notes bear an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On February 10, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On May 4, 2022, the Company issued a convertible promissory note in exchange for $675,000. The convertible note bears an interest rate of 6% per annum and will mature in thirty-six months at which the principle and all accrued interest will be due.

On June 20, 2022, the above $2,205,000 of convertible promissory notes and $91,506 of accrued interest were converted into 1,971,354 shares of Common Stock.

On June 30, 2022, the Company issued convertible promissory notes in exchange for $176,000. The convertible notes bear an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

On August 2, 2022, the Company issued a convertible promissory note in exchange for $100,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

As of December 31, 2022, $276,000 of convertible promissory notes were outstanding, with accrued interest of $7,495.

On December 29, 2023, the Company issued a convertible promissory note in exchange for $10,000. The convertible note bears an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due.

As of December 31, 2023, $286,000 of convertible promissory notes were outstanding, with accrued interest of $25,462.

In 2024, the Company issued additional convertible promissory notes totaling $355,000. These convertible notes bears an interest rate of 6% per annum and will mature in twenty-four months at which the principle and all accrued interest will be due. The Company also has recorded a convertible note investment receivable amounting to $50,000 related to proceeds from convertible note not yet collected as of December 31, 2024.

As of December 31, 2024, $641,000 of convertible promissory notes were outstanding, with accrued interest of $49,307.

Future principal repayments are as follows for the years ending December 31,

2025	$	286,000
2026 and thereafter		355,000

The above outstanding convertible notes payable will convert under certain pre-defined condition such as a Qualified Equity Financing or Change of Control. Upon conversion, the convertible notes payable will convert to common shares of the Company at the lesser of (i) eighty percent (80%) of the price per share paid by the other purchasers of Next Round Securities in the Qualified Equity Financing and (ii) the price obtained by dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Equity Financing.

SAFE Agreements

During the period from May 9, 2019 (inception) through December 31, 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the bolder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Safe price (price per share equal to the valuation capitalization divided by the total capitalization of the Company); and (ii) the basis for any dividend rights, which will be based on the convcrsi-0n price. The number of shares issued to the holder is determined by either (I) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation capitalization (ranging from $1,666,666 and

$5,000,000); or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to tl1e valuation cap divided by the total capitalization of the company immediately prior to an equity financing event Total capitalization of the company includes all shares of capital stock issued and -Outstanding and outstanding vested and unvested options as :if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion 10 their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2024 and 2023, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company has $412,106 SAFE obligations outstanding as of December 31, 2024 and 2023, which includes a SAFE obligation for $30,000 to our Chief Executive Officer, with valuation caps ranging from $1,666,666 and $5,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statements of operations. The Company has determined that the fair value at the date of issuance, and as of December 31, 2023, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the years ended December 31, 2024 and 2023.

NOTE 6 – STOCKHOLDERS' EQUITY

Preferred stock

As per our Amended and Restated Certificate of Articles of Incorporation dated October 22, 2020, we are authorized to issue up to 50,000,000 shares of preferred stock Our certificate of incorporation authorize our board of directors to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other right; that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire or of discouraging a third party from attempting to acquire, a majority of our outstanding, voting stock.

As of December 31, 2024 and 2023, no shares of preferred stock had been issued.

Common stock

Under our Amended and Restated Certificate of Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of $0.00001 par value Common Stock. Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock.

During 2023, the Company offered for sale its common stock at $2.95 per share (the 2023 Offering"). As of December 31, 2023, the Company received $1,626,995 in stock sale receipts. Upon the close of the 2023 offering total shares purchased will be calculated and issued.

During 2024, the Company issued 1,994,488 common shares. The Company's issued and outstanding common stock count as of December 31, 2024 and 2023 were 15,633,147 and 13,638,659, respectively.

NOTE 7 - STOCK OPTIONS

In 2020, the Board of Directors adopted the 2020 Equity Incentive Plan ("the Plan"). The Plan provides for the grant of equity awards to employees and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 1,500,000 shares of common stock may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

During 2023, the Company granted 85,000 stock options under the Plan to four employees. The granted options had an exercise price of $2.00 and $2.95 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and vesting over a twenty-four month period. The total grant date fair value of options granted was $184,814.

During 2024, the Company granted 130,000 stock options under the Plan to six employees. The granted options had an exercise price of $2.95 (the fair market value of our outstanding stock on the date of grant as determined by our sole director), expire in ten years, and vesting over a twenty-four month period. The total grant date fair value of options granted was $289,885.

The following is a summary of outstanding stock options issued:

	Number of Options	Weighted Average Exercised Price
Outstanding, December 31, 2022	1,050,000	$ 1.06
Granted	85,000	2.22
Exercised	-	-
Forfeited/Cancelled	(80,000)	2.00
Outstanding, December 31, 2023	1,055,000	$ 1.08
Granted	130,000	2.95
Exercised	-	-
Forfeited/Cancelled	-	-

Outstanding, December 31, 2024	1,185,000	$	1.62

Stock option expense recognized for the years ended December 31, 2024 and 2023 was $209,190 and $276,479, respectively. Unamortized stock compensation remaining as of December 31, 2024 and 2023, were $268,174 and $113,688, respectively.

The stock options were valued using the Black-Scholes pricing model as indicated below:

Expected life (years)	1.31-6.13
Risk-free interest rate	1.63-4.78
Expected volatility	176.58-188%
Annual dividend yield	0

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

NOTE 8 – INCOME TAXES

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2024 and 2023. The Company will maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

Deferred tax assets as of December 31, 2024 and 2023, as summarized as follows:

	2024	2023
Deferred tax assets:		
Net operating loss and tax credit carryforward	$ 3,478,420	$ 2,340,600
Deferred tax liabilities:		
Depreciation and amortization	(3,800)	(4,500)
Less: Valuation allowance	(3,474,620)	(2,336,100)
Deferred tax assets, net	$ -	$ -

A reconciliation of the income tax rate to the Company's effective tax rate is as follows:

Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	3.5%
Allowance valuation	(24.5)%
Income tax provision	0 %

On December 31, 2024, the Company has federal net operating loss carryforwards of approximately $14.2M. As a result of the 2017 Tax Cuts and Jobs Act, federal net operating losses generated for tax years starting after December 31, 2017, have an indefinite life.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space on a month-to-month basis. The monthly payments are approximately $500.

Legal

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 10 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through February 18, 2025, the date on which the financial statements were available to be issued.

CERTIFICATION

     I, Jaeson Bang, Principal Executive Officer of Future Cardia, Inc., hereby certify that the financial statements of Future Cardia, Inc. included in this Report are true and complete in all material respects.

Jaeson Bang

CEO, Treasurer, Secretary, President, Director